Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Third Amended and Restated 2010 Stock Incentive Plan and 2022 Inducement Plan of R1 RCM Inc. (the continuing entity, previously known as Project Roadrunner Parent Inc. prior to the holding company reorganization of R1 RCM Inc., and which was renamed R1 RCM Inc.) of our reports dated February 17, 2022, with respect to the consolidated financial statements of R1 RCM Inc. and the effectiveness of internal control over financial reporting of R1 RCM Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
June 21, 2022